

SEC 07007723 MISSION


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JUN 14 2007
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AB 6/21

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SEC FILE NUMBER
8- 47402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bainbridge Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Oxford Valley Road - Suite 801 B
(No. and Street)

Yardley (City) PA (State) 19067-7714 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malinda Powers Berardino (215) 321-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 6/21

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malinda Powers Berardino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bainbridge Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2-12-07

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Elizabeth Meade, Notary Public
Lower Makefield Twp., Bucks County
My Commission Expires Dec. 1, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAINBRIDGE SECURITIES INC.

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2006

BAINBRIDGE SECURITIES INC.

TABLE OF CONTENTS

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying statement of financial condition of Bainbridge Securities Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bainbridge Securities Inc. as of December 31, 2006, the results of its operations, the changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 31, 2007

BAINBRIDGE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 161,394
Receivable from brokers	78,709
Current income tax receivable	67,963
Receivable from affiliates	-
Prepaid expenses	39,189
Deposit with clearing organization	5,000
Total Current Assets	352,255
Goodwill	1,733,285
Other assets	629
Total Assets	$ 2,086,169

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 1,490
Accrued income taxes payable	12,348
Accrued expenses	72,181
Accounts payable to affiliates	17,067
Total Current Liabilities	103,086
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, 510 shares issued and outstanding	510
Additional paid-in capital	1,842,330
Retained earnings	140,243
Total Stockholder's Equity	1,983,083
Total Liabilities and Stockholder's Equity	$ 2,086,169

BAINBRIDGE SECURITIES INC.

STATEMENT OF INCOME

Year ended December 31, 2006

Revenues	
Commissions	$ 994,764
Mutual fund fees	1,484,191
Other income	62,383
Annuities	446,159
Wrap fees	107,832
Total revenues	3,095,329
Operating Expenses	
Salaries, wages and commissions	1,195,733
Employee benefits and payroll taxes	196,465
Clearing charges	237,951
Allocated expenses	322,023
Quote system	29,748
Registration and regulatory fees	16,104
Professional fees	12,381
Other operating expenses	307,672
Total operating expenses	2,318,077
Net income before taxes	777,252
Federal Tax - Current	249,973
State Tax - Current	78,551
Total tax	328,524
Net Income	$ 448,728

BAINBRIDGE SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2006

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2006	510	$510	$1,433,500	$ 191,515	$1,625,525
Net income	-	-	-	448,728	448,728
Dividends	-	-	-	(500,000)	(500,000)
Stock buyout	-	-	408,830	-	408,830
Balances, December 31, 2006	510	$510	$ 1,842,330	$ 140,243	$1,983,084

See notes to financial statements.

BAINBRIDGE SECURITIES INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 448,728
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in current assets and liabilities	
Due from brokers	27,743
Other receivables	(66,860)
Prepaid expenses	12,771
Other assets	(265)
Accounts payable	11,831
Accrued expenses and taxes payable	(12,330)
Net cash provided by operating activities	421,618
Cash flows from financing activities	
Dividends	(500,000)
Net increase (decrease) in cash	(78,382)
Cash	
Beginning of year	239,776
End of year	$ 161,394

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Bainbridge Securities Inc. (the "***Company***"), a fully-disclosed introducing broker-dealer located in Yardley, Pennsylvania, is registered with the Securities and Exchange Commission (SEC), various State Securities Commissions and the National Association of Securities Dealers, Inc. The Company is engaged primarily in institutional and retail securities brokerage services.

The Company is a wholly owned subsidiary of Sterling Financial Corp. (the "***Parent***"). On October 15, 2003, the former shareholders sold all of their stock in the Company. In connection with this transaction, the excess of the purchase price over the net assets acquired has been classified as goodwill.

REVENUE RECOGNITION

Securities transactions and related revenues and expenses are recorded on a settlement date basis.

CASH

For purposes of the statement of cash flows, cash includes money market funds, time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

GOODWILL

Goodwill represents the excess of the purchase price over the net assets acquired in the stock buyout transaction. Goodwill will be reviewed on a periodic basis for impairment. Goodwill at December 31, 2006 is $1,733,285.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMPREHENSIVE INCOME

The Company applies Statement of Financial Accounting Standards No. 130 ***("SFAS 130"), "Reporting Comprehensive Income"***. SFAS 130 establishes the disclosure requirements for reporting comprehensive income in an entity's financial statements. Total comprehensive income includes net income and unrealized gains and losses in available-for-sale investments.

(2) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3 (k) (2) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $108,370 which exceeded its net capital requirement of $5,000 by $103,370. The Company's ratio was .95 to 1 of aggregate indebtedness to net capital.

(3) DUE FROM CLEARING BROKERS

The Company generally introduces its clients' transactions on a fully disclosed basis to its clearing broker for execution, clearance, and depository operations in accordance with the terms of their clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers pursuant to the terms of its clearing agreement.

(4) RELATED PARTY TRANSACTIONS

The Company leases its office space under a non-cancelable, operating lease from a former shareholder of the Company which expires December 31, 2008. Rent expense for 2006 was $19,584.

The future rental commitments for future fiscal years are as follows:

Year ending December 31,	Amount
2007	$19,980
2008	20,376
	$40,356

Included in Wrap Fee revenue is $47,964 in investment advisory fees that the Company collects and pays to its affiliated investment advisor. The offsetting payment to this revenue is included in Other Operating Expenses. Operating expenses allocated to the Company by its parent were $322,023.

(5) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit related losses.

During the year ended December 31, 2006, the Company had revenues from a related party which approximated 22% of total revenues.

SUPPLEMENTAL INFORMATION

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying financial statements of Bainbridge Securities Inc. for the year ended December 31, 2006, and have issued our report thereon dated January 31, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 31, 2007

BAINBRIDGE SECURITIES INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital	
Stockholder's equity	$1,983,083
Deductions	
Non-allowable assets	
Money Market rebate	4,505
Receivables prepaids, and other	107,866
Mutual Fund trailers	7,699
Goodwill	1,733,285
Total non-allowable assets	1,853,355
Haircuts to Money Market balance	1,358
Fidelity bond deductible in excess of $5,000	20,000
Net capital	$ 108,370
Minimum capital requirements	$ 5,000
Excess net capital	$ 103,370
Aggregate indebtedness	$ 103,086
Ratio of aggregate indebtedness to net capital	95.12%

The net capital as reported in the Company's unaudited Focus report reconciles with the audited net capital reported above as follows:

Net capital per unaudited focus report at December 31, 2006	$ 128,370
Fidelity bond deductible in excess of $5,000	(20,000)
Net capital reported above	$ 108,370

Tait, Weller & Baker LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

In planning and performing our audit of the financial statements of Bainbridge Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.



TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 31, 2007

END